Unifi, Inc.
P.O. Box 19109
7201 West Friendly Avenue
Greensboro, NC 27419-9109
February 23, 2011
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Unifi, Inc. Form 10-K for the fiscal year ended June 27, 2010
File Date: September 10, 2010
File No. 001-10542
Ladies and Gentlemen:
     Reference is made to the comments to the Annual Report on Form 10-K (the “2010 Form 10-K”) of Unifi, Inc. (the “Company”) for the fiscal year ended June 27, 2010 received from the Staff (the “staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in a letter from Jennifer Thompson, dated February 9, 2011 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter and we have reproduced your comments (in italicized font) for ease of reference.
The Company’s responses to the staff’s comments are as follows:
Contractual Obligations, page 55
1.	We read in footnote 12 on page 90 that you have a $2.8 million purchase obligation for extrusion lines and a $1.5 million commitment for the construction of your recycled polyester chip facility in Yadkinville, North Carolina. Please reconcile these purchase obligations with the amounts included in your contractual obligations table.
Response to Comment 1
The purchase obligations noted in footnote 12 were discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in the Liquidity and Capital Resources section of the 2010 Form 10-K as follows:
“As part of the projected capital expenditures, the Company has started investing in capital projects related to the backward supply chain integration for its 100% recycled Repreve® product. The Company expects these projects to be completed by the third quarter of fiscal year 2011. The total investment in these capital projects is expected to be approximately $8 million of which the Company has incurred $1.2 million as of June 27, 2010.”
However, these purchase obligations were inadvertently omitted from the “Contractual Obligations” table in MD&A. In future filings, the Company will comply with the requirements of Item 303(a)(5) of Regulation S-K, and the Contractual Obligations table of MD&A will include such obligations.

2. Investments in Unconsolidated Affiliates, page 73
2.	We note the condensed financial information presented on page 33 for your joint venture, Parkdale America, LLC (“PAL”) which is accounted for as an equity method investment. Please provide us with your significance tests for PAL as described in Rules 1-02(w) and 3-09 of Regulation S-X, and tell us what consideration you gave to providing Rule 3-09 financial statements for PAL.
Response to Comment 2
The significance tests for PAL at the Company’s fiscal year end of June 27, 2010 for the first condition set forth in Rule 1-02(w) and for the 12 months ending June 27, 2010 for the third condition set forth in Rule 1-02(w), substituting 20 percent for 10 percent, are as follows:

Amounts in thousands	June 27, 2010
Condition (1)
Investment in PAL	$65,446
Advance to or from PAL	—

Total investment and advances	$65,446
Consolidated total assets	$504,465
Percent Investment in PAL to Consolidated total assets	12.97%

Condition (3)
PAL income before taxes	$37,660
Unifi, Inc percentage ownership	34.00%

Unifi, Inc.’s share of PAL’s income before taxes	$12,805
Unifi, Inc.’s consolidated net income before taxes	$18,371
Percentage of PAL income before taxes to Unifi, Inc.’s income before taxes	69.70%
As a result of the Company’s share of PAL’s earnings being greater than 20% of the Company’s income before taxes, the Company intends to provide audited financial statements for PAL, in accordance with the timing requirements set forth in Rule 3-09(b)(2).
PAL has a fiscal year end which ends on the nearest Saturday to December 31st. For fiscal year 2010, PAL’s fiscal year end date is January 1, 2011, which is more than 90 days after the Company’s fiscal year end date of June 27, 2010 and as such the Company’s Annual Report dated June 27, 2010 will be amended to include the audited financial statements of PAL on or before April 1, 2011 in accordance with Rule 3-09(b)(2).
In future filings, the Company will disclose its intent to provide PAL’s audited financial statements via an amendment to its Form 10-K in fiscal years in which PAL is determined to be significant in accordance with Regulation S-X.
7. Assets Held for Sale, page 85
3.	We note your gain from sale of nitrogen credits of $1.4 million during fiscal year 2010. We also note at the bottom of page 36 that this gain relates to the Kinston sales agreement discussed in this footnote. Please describe this transaction to us and tell us your basis in GAAP for recording this gain. Please also explain how this transaction relates to the $1,350,000 recorded as assets held for sale as of June 28, 2009.
Response to Comment 3
On September 30, 2004, the Company completed its acquisition of polyester filament manufacturing assets and inventory located in Kinston, North Carolina (“Kinston”) from INVISTA S.a.r.l. (“INVISTA”). As part of the acquisition, the Company obtained waste water discharge permits (“nitrogen credits”) issued to INVISTA by the North Carolina Department of Environmental and Natural Resources (“DENR”). The nitrogen credits were specifically related to the discharge of waste water into the Neuse River and were only applicable to a limited number of other emitters into the Neuse River.
During the second quarter of fiscal year 2008, the Company negotiated an agreement with E.I. DuPont de Nemours (“DuPont”) to sell the plant and equipment located in Kinston. On March 20, 2008, the Company sold the plant and equipment located in Kinston to DuPont. Per the sales agreement with DuPont, the Company retained the right to sell certain idle polyester assets (the “Retained Assets”) and a portion of the nitrogen credits in excess of the amounts required to operate the site. The Company retained the rights to sell such Retained Assets and certain excess nitrogen credits for a period of two years ending March 20, 2010 at which time any remaining Retained Assets or nitrogen credits would be conveyed to DuPont for no consideration.
As of June 28, 2009, the Company had $1,350,000 of assets held for sale related to the Retained Assets and the carrying value of the nitrogen credits was zero. During the first quarter of fiscal year 2010, the Company entered into a contract to sell some of these Retained Assets for $1,250,000 and as a result recorded a $100,000 impairment charge. The remainder of the Retained Assets were not sold during the two year period ending March 20, 2010 and were conveyed to DuPont for no consideration on March 20, 2010.
Separately, in an unrelated transaction, the Company sold the excess nitrogen credits for $1,400,000 in the third quarter of fiscal year 2010. The Company recognized a gain on the sale equal to $1,400,000 which was recorded in the Other operating (income) expense, net line item of its Consolidated Statement of Operations.
     The goal and philosophy of the Company is, and has been in the past, to provide the public with effective, materially accurate and consistent financial reporting and disclosures. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures included in the filing and acknowledges that the staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Questions or requests for additional information may be directed to me at (336) 316-5545. Thank you for your attention to this matter.

Very truly yours,
/s/ RONALD L. SMITH
Ronald L. Smith
Unifi, Inc. Vice President and Chief Financial Officer